UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Subscription Agreement and Terms and Conditions of New Convertible Bonds

As previously disclosed, SIGNA Sports United N.V., a Dutch public limited liability company (the “Company”) issued to SIGNA Holding GmbH, an Austrian limited liability company (the “Subscriber”) convertible bonds with an aggregate principal amount of EUR 100,000,000.00 (the “Convertible Bonds”). Further disclosed in the Company's annual report for the fiscal year ended September 30, 2022 and as filed with the SEC on Form 20-F on February 7, 2023, the Subscriber provided a commitment to the Company to provide the Company with an equity-linked funding of an additional EUR 130,000,000 (the "SIGNA Holding Equity Commitment Letter").

On April 17, 2023 the Company exercised its first put right under the SIGNA Holding Equity Commitment Letter in the amount of EUR 48,000,000 and issued, on April 20, 2023, convertible bonds with an aggregate principal amount of EUR 48,000,000 as disclosed on Form 6-K filed with the SEC on April 20, 2023 (the "First Tranche Convertible Bonds").

On June 23, 2023 the Company exercised its second put right under the SIGNA Holding Equity Commitment Letter in the amount of EUR 47,000,000 and issued, on the same day, convertible bonds with an aggregate principal amount of EUR 47,000,000 as disclosed on Form 6-K filed with the SEC on June 27, 2023 (the "Second Tranche Convertible Bonds").

On August 7, 2023 the Company exercised its third put right under the SIGNA Holding Equity Commitment Letter in the amount of EUR 29,000,000 and entered into a subscription agreement dated August 7, 2023 (the "Subscription Agreement") with the Subscriber for the issuance of new convertible bonds with an aggregate principal amount of EUR 29,000,000 (the “New Convertible Bonds”) on the same day. The New Convertible Bonds are fully fungible with the Convertible Bonds, the First Tranche Convertible Bonds and the Second Tranche Convertible Bonds and bear the same ISIN.

Copies of the terms and conditions of the New Convertible Bonds and the Convertible Bonds, the First Tranche Convertible Bonds and the Second Tranche Convertible Bonds and the Subscription Agreement are filed as Exhibit 4.1 and 4.2 and are incorporated herein by reference, and the foregoing description of the New Convertible Bonds is qualified in its entirety by reference thereto.

The Company offered and sold the New Convertible Bonds in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares issuable upon conversion of the New Convertible Bonds, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

EXHIBITS

Exhibit Number	Description

4.1	Terms and Conditions of the New Convertible Bonds and Convertible Bonds
4.2	Subscription Agreement for the New Convertible Bonds dated August 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: August 9, 2023     by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

3